September 30, 2024

Wolfgang Breme
Chief Financial Officer
Ads-Tec Energy Public Limited Company
10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland

       Re: Ads-Tec Energy Public Limited Company
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Form 6-K Furnished May 14, 2024
           Response Letter Dated September 25, 2024
           File No. 001-41188
Dear Wolfgang Breme:

       We have reviewed your September 25, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 3,
2024 letter.
 September 30, 2024
Page 2
Response Letter Dated September 25, 2024
Form 6-K Furnished May 14, 2024
Exhibit 99.1, page 1

1.     We note your response to prior comment 2. We continue to believe the non-IFRS
       measure adjustments of provision for an onerous contract, write-down on inventories, and reclassification of R&D funding are inappropriate as they appear to be normal operating expenses necessary to operate your business. Please revise your presentation to remove these adjustments in future filings. Refer to Question 100.01 of the SEC
Staff   s C&DI on
       Non-GAAP Financial Measures.
       Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing